Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Announces Results of Independent Valuation of
     Gahcho Kue Diamonds

     <<
                         Actual Price per Carat US$134
              Rough diamond prices recover to pre-recession levels
        Definitive Feasibility Study on track for completion end August

     Shares Issued and Outstanding: 72,124,423
     TSX: MPV
     NY-AMEX: MDM
     >>

     TORONTO and NEW YORK, Aug. 4 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province", the "Company") (TSX: MPV, NY-AMEX: MDM) today announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kue Project during the exploration phase. The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the
London offices of the Diamond Trading Company in early April, 2010. All diamond values presented below are based on the WWW Price Book as at 13 April,
2010.
     Commenting, Mountain Province President and CEO, Patrick Evans, said: "We are pleased with the results of this independent diamond valuation, which reflect a statistically robust sample and rising rough diamond prices since the onset of the credit crises."
     Table 1 below reflects the actual price per carat for the parcel of
8,243.56 carats of diamonds recovered from the Gahcho Kue Project.

     <<
     Table 1

     -------------------------------------------------------------------------
                                  Actual Price US$/carat
     -------------------------------------------------------------------------
     Pipe             Zone       Total Carats     $/Carat       Total Dollars
     -------------------------------------------------------------------------
     5034         Centre Lobe          633.80       80.23              50,852
                   West Lobe         1,119.40       79.63              89,134
                   East Lobe         1,264.21      178.59             225,770
     -------------------------------------------------------------------------
     5034 Total                      3,017.41      121.22             365,757
     -------------------------------------------------------------------------
     Hearne                          2,906.45       60.44             175,654
     -------------------------------------------------------------------------
     Tuzo                            2,319.70      243.03             563,750
     -------------------------------------------------------------------------
     Total                           8,243.56      134.06           1,105,161
     -------------------------------------------------------------------------
     >>

     Table 2 below presents models of the average price per carat (US$/carat)
for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kue.

     <<
     Table 2

     -------------------------------------------------------------------------
                        Modeled Average Price US$/carat
     -------------------------------------------------------------------------
                                + 1.00mm                    +1.50mm
     -------------------------------------------------------------------------
     Pipe              High      Model      Low       High     Model     Low
     -------------------------------------------------------------------------
     5034 NE Lobe       131       107        96        143      116      104
     5034 Centre        122       100        91        137      113      102
     5034 West          141       114       103        157      127      114
     -------------------------------------------------------------------------
     Tuzo                81        67        61         93       77       70
     -------------------------------------------------------------------------
     Hearne              82        68        62         93       78       71
     -------------------------------------------------------------------------
     Note: 1.50mm prices provided for reference purposes only.
     >>

     In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs (Average Prices')
will certainly be towards the 'high' values."
     Commenting further, Mr. Evans said: "Experience shows that during the mining phase larger populations of large, high value diamonds are commonly recovered, which has the potential to improve diamond revenues. Besides the high-value 25.14 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kue, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite.
The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kue."
     Mountain Province is also pleased to announce that the Gahcho Kue independent definitive feasibility study remains on track for completion at the end of this month.

     Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource (1.00mm cut-off) of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource (1.00mm cut-off)
of approximately 6 million tonnes grading at 1.73 carats per tonne
(approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

     Qualified Person

     This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

     Forward-Looking Statements

     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: 416-670-5114, 401 Bay Street, Suite 2700, Toronto,
Ontario, M5H 2Y4, Phone: (416) 361-3562, Fax: (416) 603-8565,
www.mountainprovince.com, E-mail: info(at)mountainprovince.com/
     (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 08:00e 04-AUG-10